E7	SHELL ANNUAL REPORT AND FORM 20-F 2013	EXHIBIT 7.1

EXHIBIT 7.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES	$ MILLION

	2013	2012	[A]	2011	[A]	2010	2009
Pre-tax income from continuing operations before income from equity investees	26,317	41,564		46,806		29,391	16,044
Total fixed charges	1,710	1,712		1,608		1,684	1,669
Distributed income from equity investees	7,117	10,573		9,681		6,519	4,903
Less: interest capitalised	762	567		674		969	1,088
Total earnings	34,382	53,282		57,421		36,625	21,528
Interest expensed and capitalised	1,412	1,461		1,209		1,218	902
Interest within rental expense	298	251		399		466	767
Total fixed charges	1,710	1,712		1,608		1,684	1,669
Ratio of earnings to fixed charges	20.11	31.12		35.71		21.75	12.90

[A] Revised IAS 19 Employee Benefits has been adopted with effect from January 1, 2013, with retrospective application to the Consolidated Financial Statements for 2011 and 2012, reflected in the data above. See Note 28 to the “Consolidated Financial Statements”.